KENNETH BETTS

Partner

214-453-6435

kbetts@winston.com

VIA EDGAR AND FEDERAL EXPRESS

February 23, 2023

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C. 20549

Re:	Withdrawal of Offering Statement on Form 1-A
File No. 024-11913

To Whom It May Concern:

Pursuant to Rule 259 of Regulation A promulgated under the Securities Act of 1933, as amended, One Chestnut Partners LLC and One Chestnut Realty LLC (together, the “Issuers”), respectfully request the withdrawal of their Offering Statement on Form 1-A (File No. 024-11913), together with all amendments and exhibits thereto (collectively, the “Offering Statement”), filed with the Securities and Exchange Commission (the “Commission”) on June 17, 2022 and qualified by the Commission on November 23, 2022.

The Issuers are requesting the consent of the Commission to the withdrawal of their Offering Statement because the placement agent has determined to discontinue the offering. In accordance with the requirements of Rule 259, the Issuers hereby confirm that none of the securities that are subject to the Offering Statement have been sold. Accordingly, the Issuers respectfully request that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

If you have any questions or would like further information, please contact me at (214) 453-6435.

Sincerely,

/s/ Kenneth L. Betts
Kenneth L. Betts